FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February 2005

                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)









                              SCHEDULE 5

                    BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

1.  Name of company COLT Telecom Group plc

2.  Name of scheme COLT Telecom Sharesave Scheme

3.  Period of return: From 29.07.2004 to 01.02.2005

4.  Number and class of share(s) (amount of stock/debt security)       929,737
    not issued under scheme

5.  Number of shares issued/allotted under scheme during period:         7,739

6.  Balance under scheme not yet issued/allotted at end of             921,998
    period

7.  Number and class of share(s) (amount of stock/debt securities)   2,000,000
    originally listed and the date of admission;                    31.01.2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,511,128,701

Contact for queries:                     Address: Beaufort House
Name: Adrian Goodenough                  15 St. Botolph Street
Telephone: 020 7947 1677                 London EC3A 7QN

Person making return

Name: Adrian Goodenough
Signature:



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 03 February 2005                              COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary